Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	8 October 2013

Sims Metal Management announces the appointment of Mr Galdino Claro as new Chief Executive Officer and Managing Director

The Chairman of Sims Metal Management Limited, Mr Geoff Brunsdon, today announced the appointment of Mr Galdino Claro as Chief Executive Officer and Managing Director of the Company, commencing 4 November 2013.

Mr Brunsdon said the appointment followed a comprehensive international search in which a number of excellent external and internal candidates were considered. Mr Brunsdon said Mr Claro’s background made him well suited to lead Sims Metal Management at this time.

Mr Claro has nearly 30 years of global executive leadership experience in the worldwide metals industry. He has, most recently, since July 2010, served as Executive Vice President and Chief Executive Officer of Metals & Minerals at Harsco Corporation; a NY publicly-traded US$ 3 billion in revenues global provider of industrial solutions and engineered products with more than 400 locations in 50 countries.

Prior to joining Harsco in 2009, Mr Claro served as CEO of Aleris Americas, a division of Aleris International Inc., a global leader in the aluminum rolling and recycling industries.

Prior to Aleris, Mr Claro was the president and CEO of the metals processing group of Heico Companies LLC, a Chicago-based firm specializing in acquiring underperforming companies and growing them into industry leaders.

Mr Claro joined Alcoa Inc, in 1986 where he held various positions over a twenty year period. He led the strategic growth of operations in the Asia-Pacific region as President of Alcoa China, in Europe as President of Alcoa Extrusions and in Latin America in several executive positions. Mr Claro has a Mechanical Engineering background.

Mr Geoff Brunsdon said, “I am delighted that Galdino has agreed to lead our Company. He has the experience and tenacity, as well as the personal qualities and vision, to make the difficult decisions necessary to steer Sims Metal Management through the global environment it confronts at this time, as well as positioning the Company for any recovery in international markets.”

Mr Claro said, “I am honoured to be joining the Sims Metal Management team and look forward to building upon the Company’s remarkable heritage and global reach. The Company has faced several challenging years, but I am excited about the opportunities that lie ahead.”

The key terms of Mr Claro’s contract are outlined in the attached document.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal and electronics recycler with approximately 270 facilities and 6,300 employees globally. During fiscal year 2013 the Company generated approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are currently listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Sims Metal Management Limited (Company)

Summary of the key terms of employment and appointment of Mr Galdino Claro as Chief Executive Officer and Managing Director

1.	Position

Mr Claro will be employed as the Chief Executive Officer and Managing Director of the Company, and will be a member of the Board of Directors of the Company.

2.	Commencement Date

4 November, 2013.

3.	Term

Ongoing, until terminated by either Mr Claro or the Company (see Section 6 below) (i.e. no fixed term).

4.	One-off signing incentives

Signing bonus

Mr Claro will be paid a signing bonus of US$650,000 in cash (Signing Bonus), which is payable on or around 15 July 2014, as long as Mr Claro’s employment has not been terminated prior to the payment date by the Company for Cause or by Mr Claro for other than Good Reason.

Signing RSU Award

Subject to the approval of the shareholders of the Company, Mr Claro will be granted Restricted Stock Units (RSUs) under the Company’s long-term incentive plan (LTIP) with a value of US$1,000,000 (Signing RSU Award). If approved by shareholders, the Signing RSU Award will be made on 15 November 2013.

116,505 RSUs will be granted under the Signing RSU Award and has been determined based on the average closing price of SMM Shares (defined below) on the Australian Securities Exchange over the 5 trading days prior to, and including, 2 September 2013 (converted into US$ at the exchange rate published on the Reserve Bank of Australia website on that day).

Each RSU will entitle Mr Claro to be issued or provided with 1 fully paid ordinary share of the Company (SMM Share) for nil consideration and will vest as to one-half of the Signing RSU Award on 1 December 2014 and as to the other half on 1 December 2015 (provided Mr Claro is still employed at the relevant times).

Shareholders will be asked to approve the Signing RSU Award at the Company’s 2013 Annual General Meeting (AGM), and further terms of the Signing RSU Award will be set out in the materials accompanying the Notice of Meeting.

5.	Remuneration package

Mr Claro’s remuneration will consist of the Total Fixed Remuneration, and the short-term and long-term incentives referred to below.

Total Fixed Remuneration

The Total Fixed Remuneration (TFR) will be US$1.15 million per annum. This consists of a Base Remuneration of US$1.0 million, plus other benefits of US$150,000.

Short-term incentive plan

During the term of his employment, Mr Claro will be eligible to participate in the Company’s short-term incentive (STI) plan (STIP) which is in place from time to time.

Unless the Company and Mr Claro agree otherwise, any STI award to Mr Claro under the STIP for each grant period will be no less than:

•	as his target incentive – 100% of his TFR;

•	as his threshold incentive – 50% of his TFR; and

•	as his maximum incentive – 200% of his TFR.

The target, threshold and maximum hurdles against which Mr Claro’s entitlements under the STIP will be assessed will be determined for each financial year by the Board (or the applicable committee of the Board).

Mr Claro’s STI opportunity in respect of the financial year ending 30 June 2014 (FY2014) will be pro-rated from the Commencement Date and be based on targets, including a Group ROCCE target, to be agreed with Mr Claro (or failing agreement, determined by the Chairman) within one month of the Commencement Date (or such further period as may be agreed).

Mr Claro’s participation in the STIP is subject to the Company’s STIP Rules.

Long-term incentive plan

During the term of his employment, Mr Claro will also, subject to shareholder approval, be eligible to participate in the Company’s long-term incentive (LTI) plan (LTIP) which is in place from time to time.

Unless the Company and Mr Claro agree otherwise, any LTI award to Mr Claro under the LTIP for each grant period will be no less than 200% of Mr Claro’s TFR.

The vesting conditions of any LTI award will be determined for each financial year by the Board (or the applicable committee of the Board).

In respect of FY2014, subject to shareholder approval, Mr Claro will be entitled to an LTI award (FY2014 LTI Award) with a value of US$1,533,333, of which two-fifths will be in the form of Total Shareholder Return Performance Rights, two-fifths will be in the form of Earnings Growth Target Performance Rights (collectively Performance Rights) and the remaining one-fifth will be in the form of time vesting (equally over three years) Options. There will be a single vesting date for the Performance Rights, being 30 June 2016.

Shareholders will be asked to approve the FY2014 LTI Award at the AGM, and further terms of the FY2014 LTI Award will be set out in the materials accompanying the Notice of Meeting.

6.	Termination provisions

Mr Claro’s employment may be terminated in the following circumstances:

(a)	the Company may terminate Mr Claro’s employment for convenience at any time on 3 months’ written notice;

(b)	Mr Claro may terminate his employment for convenience at any time on 3 months’ written notice;

(c)	the Company may immediately terminate Mr Claro’s employment for Cause on written notice; and

(d)	Mr Claro may immediately terminate his employment for Good Reason on written notice.

7.	Consequences on termination

If Mr Claro’s employment is terminated by the Company for convenience or Mr Claro terminates for Good Reason, Mr Claro will be entitled to:

(a)	a Severance Payment (see below);

(b)	if such termination occurs prior to the date for payment of the Signing Bonus (see Section 4 above), the Signing Bonus;

(c)	his monetary pro rata entitlement under the STIP in respect of the performance year in which the termination occurs (Pro-Rata Bonus), unless (in the case of termination by the Company for convenience only) the Board determines otherwise acting reasonably having regard to the performance of Mr Claro over the preceding years;

(d)	continued vesting of any equity awards under the STIP or LTIP granted to him before termination (Continued Equity Award Vesting), unless (in the case of termination by the Company for convenience only) the Board determines otherwise acting reasonably having regard to the performance of Mr Claro over the preceding years; and

(e)	any accrued but unpaid TFR, accrued but untaken holiday leave (subject to the condition that Company policy is that Mr Claro will not be able to carry forward more than 24 months of untaken holiday leave entitlements) and reimbursement for incurred expenses (Accrued Benefits).

If his employment is terminated on the death or permanent disablement of Mr Claro, or in other circumstances determined at the discretion of the Board, Mr Claro (or his beneficiary or legal representative) will be entitled to the Pro-Rata Bonus and the Continued Equity Award Vesting and, if such termination occurs prior to the date for payment of the Signing Bonus (see Section 4 above), the Signing Bonus.

If his employment is terminated by the Company for Cause or Mr Claro terminates for convenience, Mr Claro is only entitled to the Accrued Benefits.

The Pro-Rata Bonus, Continued Equity Award Vesting, Accrued Benefits above Mr Claro’s statutory entitlements, and the Signing Bonus (if paid on termination, prior to its due date for payment on or around 15 July 2014) are subject to shareholder approval. Shareholders will be asked to approve these termination benefits at the AGM.

In addition, shareholders will be asked to approve, at the AGM, a Severance Payment which is equal to Mr Claro’s final year’s TFR if the termination date is on or after 4 November, 2014. If shareholder approval is not obtained, then the Severance Payment, if the termination date is on or after 4 November, 2014 will be Mr Claro’s then annual “base salary” as calculated in compliance with the Corporations Act 2001 (Cth).

If the termination date is before 4 November, 2014, then the Severance Payment will be US$1,150,000, pro-rated based on the proportion that the number of days between the Commencement Date and the termination date bears to 365 days.

On the termination of his employment, Mr Claro is required to give a release in favour of the Sims Group from claims arising out of or in connection with his employment (subject to certain specified exceptions, including claims which he may not waive by law and his rights under directors’ and officers’ indemnity and insurance).

8.	Restraints

The employment contract contains certain restrictive covenants, including:

(a)	a confidentiality obligation for a perpetual term; and

(b)	a restriction on competing with the Sims Group and from soliciting customers and employees of the Sims Group during the term of his employment and for a term of 12 months after the date of the notice of termination of employment.